                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM N-18F-1

                 NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
                    UNDER THE INVESTMENT COMPANY ACT OF 1940.

                           Templeton China World Fund
                            Exact Name of Registrant

                            NOTIFICATION OF ELECTION

     The undersigned  registered open-end investment company hereby notifies the
U.S.  Securities and Exchange  Commission that it elects to commit itself to pay in cash all requests for  redemptions by any  shareholder of record,  subject to the limits set forth in Rule 18f-1 under the Investment  Company Act of 1940. It is  understood  that this election is  irrevocable  while such Rule is in effect unless the Commission by order upon  application  permits the withdrawal of this
Notification of Election.

                                    SIGNATURE

     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940,  the  Registrant  has caused this  Notification  of Election to be duly executed on its behalf in the City of San Mateo and the State of  California  on
the 8th day of August, 2003.

                                   Signature          Templeton China World Fund
                                                      --------------------------
                                                      (Name of Registrant)

                                                  By:/s/David P. Goss
                                                     ------------------------
                                                     Name: David P. Goss
                                                     Title: Vice President and
                                                     Assistant Secretary

      Attest:/s/Lori A. Weber
             ------------------------
             Name: Lori A. Weber
             Title: Assistant Secretary